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                            July 9, 2021

       Guo Xiao
       Chief Executive Officer
       Turing Holding Corp.
       200 East Randolph St
       25th Floor
       Chicago, IL 60601

                                                        Re: Turing Holding
Corp.
                                                            Draft Registration
Statement of Form S-1
                                                            Submitted June 14,
2021
                                                            CIK No. 0001866550

       Dear Mr. Xiao:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary
       Overview, page 1

   1. For context, please disclose your average annual revenue per employee for the year ended
                                                        December 31, 2019.
   2.                                                   Please disclose the
basis for your statement that you are    a leading global technology
                                                        consultancy.    Clarify
the criteria on which you based this statement, such as revenue or number of customers or
market share. Also, disclose the basis for your statement that you are a "pioneer of many
of the innovative trends that underpin modern digital businesses."
 Guo Xiao
Turing Holding Corp.
July 9, 2021
Page 2
Our Principal Stockholder, page 10

3. Please briefly describe the Director Nomination Agreement and file this agreement as an exhibit to your registration statement. Refer to Item
601(b)(10)(ii)(A) of Regulation S-K.
4. Please include a brief discussion of the $325 million dividend declared in April 2021 and include corresponding disclosure in the related parties section. Refer to Item 404(a) of
         Regulation S-K.
Summary Consolidated Financial and Other Data, page 14

5. Please revise your pro forma per share information to give effect to the number of shares whose proceeds will be used to pay the $325.0 million dividend declared in April 2021.
         Refer to SAB Topic 1.B.3. Also revise revise your presentation here, and in the
         Capitalization table, to reflect this dividend payment in the pro forma as adjusted balance sheet data.
6. Please revise to disclose Net Income Margin, the most directly comparable measure for
         Adjusted EBITDA Margin, here and throughout the filing where Adjusted EBITDA
         Margin is presented. Further, include a discussion of the change in Net Income Margin with greater prominence than your discussion of the change in Adjusted EBITDA Margin on page 53. Refer to Item 10(e)(1)(i) of Regulation S-K and Question
102.10 of the non-
         GAAP C&DIs.
Risk Factors
We face risks associated with having a long selling and implementation cycle..., page 26

7.       Please disclose the average length of your sales cycle.
Risks Related to our Indebtedness, page 31

8. Please disclose the expected debt service obligation related to your term loan.
Use of Proceeds, page 43

9. We note that you may use some of the proceeds from this offering to repay certain indebtedness. To the extent the company intends to do so, please disclose the interest rate and maturity of such indebtedness. Refer to Instruction 4 to Item 504 of Regulation S-K.
Capitalization, page 45

10. You present Class A common stock with zero shares authorized, issued and outstanding on an as adjusted and as further adjusted basis; however, Class A common stock does not
FirstName LastNameGuo Xiao
        appear to be included in the Offering Reorganization Transactions defined on page ii.
Comapany    NameTuring
        Please revise yourHolding  Corp.
                           disclosures throughout to explain what will happen
to the Class A
        common    stock
July 9, 2021 Page 2     outstanding as of March 31, 2021 prior to or concurrent
with the offering.
FirstName LastName
 Guo Xiao
FirstName   LastNameGuo Xiao
Turing Holding   Corp.
Comapany
July 9, 2021NameTuring Holding Corp.
July 9,3 2021 Page 3
Page
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Factors Affecting Our Performance, page 49

11. Please revise to include the percentage of revenue derived from recurring clients for each period presented to provide context to your discussion.
Results of Operations, page 55

12. You state that your ability to retain and expand client relationships and acquire new clients are key factors affecting your performance. Please revise to separately quantify the revenue contribution or the percentage change in revenue attributable to new versus existing customers for each period presented. Refer to Item 303 of Regulation S-K and
         Section III.D of SEC No. Release No. 33-6835.
13. We note you present revenue by industry and geographic markets. Please expand these disclosures to discuss significant fluctuations in revenue by the various industries and geographic markets for the periods presented.
14. There are various instances throughout your results of operations discussion where you cite two or more factors as contributing to the variance in a certain line item. For example, you state the increase in cost of revenues from March 31, 2020 to March 31, 2021 was primarily driven by an increase in stock-based compensation expense, contractor fees and payroll costs, partially offset by reduced travel costs. Please revise throughout to quantify each material factor including any offsetting factor that contributed to such change. In addition, you should remove vague terms such as "primarily" in favor of specific quantification.
Business, page 70

15. We note your statement on page 32 that you rely on a combination of copyright, trademark, patent and unfair competition laws, as well as intellectual property assignment and confidentiality agreements and other methods to protect your intellectual property rights. Please include a discussion in this section about your intellectual property, including any patents and trademarks.
Underwriting, page 121

16. Please disclose the exceptions to the lock-up agreements with your officers, directors and existing stockholders.
 Guo Xiao
FirstName   LastNameGuo Xiao
Turing Holding   Corp.
Comapany
July 9, 2021NameTuring Holding Corp.
July 9,4 2021 Page 4
Page
FirstName LastName
Notes to Consolidated Financial Statements
Note 11 Stock-Based Compensation, page F-24

17. You disclose that the performance vesting options vest, which depend upon a sponsor return, and the performance conditions associated with vesting of these awards were not considered probable of occurring as of December 31, 2020. Please revise to disclose whether and under what circumstances the completion of this initial public offering would result in the performance conditions being met.
18. You disclose the stock appreciation rights plan enables employees to participate in the growth in the equity value of the company in the event of a future liquidity event. Please revise to disclose what these future liquidity events entail and whether they include completion of this initial public offering.
19. Please provide us with a breakdown of all share-based compensation awards granted to date in 2021. Provide the fair value of the underlying common stock used to value each award, including the stock appreciation rights. To the extent there was any significant fluctuations in the fair values, describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Please continue to update this analysis through effectiveness of the registration statement. Also, disclose any share-based issuances subsequent to the most recent balance sheet date and the expected financial statement impact in your subsequent event footnote, if material. Refer to ASC 855-10-50-2.
Notes to the Condensed Consolidated Financial Statements (Unaudited), page F-38

20. Please revise to disclose any activity in the Stock Option Plan or the Stock Appreciation
         Right Plan. Also, disclose whether the performance conditions related to the performance vesting stock options and the future liquidity events related to the stock appreciation rights are considered probable of occurring as of March 31, 2021.
General

21. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.
 Guo Xiao
FirstName   LastNameGuo Xiao
Turing Holding   Corp.
Comapany
July 9, 2021NameTuring Holding Corp.
July 9,5 2021 Page 5
Page
FirstName LastName
       You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at (202) 551-8816 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology